SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001 -20
PUBLICLY-HELD COMPANY
 CVM Registration 1431-1
CUSIP 20441B407 – Preferred “B”
CUSIP 20441B308 – Common
LATIBEX Registration 29922 – Preferred “B”

NOTICE TO SHAREHOLDERS
REVERSE SHARE SPLIT

We hereby inform shareholders that, in accordance with the resolution from the 169th Extraordinary Shareholders’ Meeting of Companhia Paranaense de Energia – Copel, held on July 2, 2007, which approved the reverse split of all the shares representing the Company’s capital stock, pursuant to Article 12 of Law 6.404/76, as of August 6, 2007 (inclusive) the Company’s shares will only be traded in their new grouping and priced in Reais (R$) per share.

As the Company’s shares are traded via the issue of Certificates, they will have the following treatment:

  “Share Certificates” issued before August 3, 2007 will be CANCELLED and therefore will not be valid for trading;

  Shareholders retaining Share Certificates issued before August 3, 2007 should replace them as of August 13, 2007 at COPEL’s Shareholder Department, located at Rua Coronel Dulcídio, 800 – 2º andar – Curitiba – PR – CEP: 80420-170.

  The new “Share Certificates” free for trading, will be issued with the word “GROUPED” as of August 13, 2007.

The information herein may be consulted through the following service channels exclusive to COPEL’s shareholders:

SAA: 0800 41 2772
e-mail: acionistas@copel.com
Fax: 41 3331-2916

Curitiba, 03 de agosto de 2007

     Luiz Antonio Rossafa
Diretor de Gestão Corporativa no
Exercício da Diretoria de Finanças e de
Relações com Investidores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.